UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Decision to Enter into Share Repurchase Agreement

On July 26, 2023, the board of directors (the “Board of Directors”) of SK Telecom Co., Ltd. (the “Company”) approved the Company’s entry into a share repurchase agreement (the “Agreement”) with SK Securities Co., Ltd. (“SK Securities”) pursuant to which the Company will engage SK Securities to effect repurchases of common shares of the Company.

1. Amount of Agreement (Won)			300,000,000,000

2. Agreement Period		From	July 27, 2023

		To	January 26, 2024

3. Purpose of Agreement			Enhancement of shareholder value through cancellation of certain shares

4. Counterparty to Agreement			SK Securities

5. Expected Date of Execution of Agreement			July 27, 2023

6. Treasury Shares Held Prior to Agreement	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	360,004	Ratio (%)	0.16
		Preferred shares	—	Ratio (%)	—
	Other Acquisition	Common shares	—	Ratio (%)	—
		Preferred shares	—	Ratio (%)	—

7. Date of Resolution by the Board of Directors			July 26, 2023

• Attendance of Independent Non-executive Directors		Present	5
		Absent	—

• Attendance of Audit Committee Members who are not Independent Non-executive Directors			—

8. Investment Brokerage Agent			SK Securities

9. Other Important Matters Relating to an Investment Decision

•  The amount of Agreement set forth in Item 1 above is the anticipated amount as of the date of resolution by the Board of Directors.

•  The reference to cancellation of certain shares set forth in Item 3 above relates to cancelling approximately Won 200 billion of the treasury shares to be acquired through the Agreement following the termination of the Agreement. For additional details, refer to the Form 6-K entitled “Decision on Cancellation of Treasury Shares” furnished by the Company on July 27, 2023.

[Maximum Share Repurchase Amount]

	Item	Amount (Won)

1. Maximum Amount of Dividends Payable as of December 31, 2022 under the Korean Commercial Code(1)	A. Net assets	10,383,381,596,517
	B. Amount of capital	30,492,715,900
	C. Sum of capital reserve and earned surplus reserve accumulated as of December 31, 2022(2)	2,351,825,609,336
	D. Unrealized profits determined by Presidential Decree under the Korean Commercial Code	253,711,585,961
	Subtotal (A–B–C–D)	7,747,351,685,320

	2. Amount of share repurchase after December 31, 2022	—

	3. Amount of dividends approved by general meeting of shareholders after December 31, 2022 and related earned surplus reserves	180,966,603,990

	4. Amount of quarterly and interim dividends approved by the Board of Directors after December 31, 2022 and related earned surplus reserves	181,326,897,030

	5. Amount subject to a trust agreement	—

	6. Acquisition price of treasury shares disposed after December 31, 2022 (applying moving average method)	20,207,956,319

	Maximum amount of acquisition of treasury shares (1–2–3–4–5+6)	7,405,266,140,619

(1)	On a separate basis
(2)	Includes hybrid securities and gains from disposal of treasury shares

[Treasury Shares Held Prior to Execution of Agreement]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	747,059	—	387,055	—	360,004	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	747,059	—	387,055	—	360,004	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	54,032	—	54,032	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	801,091	—	441,087	—	360,004	—
			Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: July 27, 2023